

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Paul Rouse
Chief Financial Officer, Executive Vice President and Treasurer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
D/FW Airport TX 75261

> **Re: Thryv Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-35895**

Dear Mr. Rouse:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comments, we may have additional comments.

Form 10-K filed March 15, 2022

Notes to Consolidated Financial Statements
Note 2. Revenue Recognition
Contract Assets and Liabilities, page 88

1.   We note on page 81 your unbilled accounts receivable balance at December 31, 2021 of $214,995 representing 77% of your accounts receivable balance and 19% of your fiscal 2021 revenue. You disclose your revenue associated with print services is recognized at a point in time upon delivery to the intended market(s) and revenue associated with SaaS and digital services is recognized over time using an output method to measure the progress toward satisfying a performance obligation. Please tell us (i) the nature of your products or services that give rise to your unbilled accounts receivable balance, (ii) why you believe it is appropriate to recognize revenue for amounts that have not yet been billed and how you determine the amount to recognize as revenue, (iii) when unbilled

amounts become billable and (iv) when you expect that all amounts of unbilled revenue outstanding at December 31, 2021 will be collected.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services